Exhibit 99.9

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Expressed in thousands of United States dollars, unless otherwise stated)

Unaudited

Condensed Consolidated Interim Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars)

	Note	September 30, 2018	December 31, 2017

Assets

Current assets
Cash and cash equivalents		$23,547	$67,958
Accounts receivable, prepaid expenses and deposits		4,380	11,826
Inventory		-	3,158
Marketable securities		2,027	3,327

		29,954	86,269

Restricted cash	5	11,283	-
Exploration and evaluation assets		181,632	181,632
Mineral property, plant and equipment	6	236,367	163,672
Goodwill	11	-	22,581
Other assets	7	27,007	32,169
		$486,243	$486,323

Liabilities and Equity

Current liabilities
Accounts payable and accrued liabilities		$18,480	$15,156
Current portion of loans and borrowings	8	15,103	14,817
Current portion of unearned revenue		-	583

		33,583	30,556

Loans and borrowings	8	51,777	28,644
Unearned revenue		-	3,623
Reclamation obligations		4,461	5,422
Production-linked liability		4,860	4,426
Derivative liabilities	9	18,260	37,784
Deferred tax liability		9,377	7,685
Other long-term liabilities		4,292	2,806

		126,610	120,946

Shareholders’ Equity
Share capital	10	416,761	383,297
Reserves		14,188	12,742
Deficit		(86,211)	(38,793)

Equity attributable to Equinox Gold Corp. shareholders		344,738	357,246

Non-controlling interests	4	14,895	8,131

		359,633	365,377
		$486,243	$486,323

Commitments and contingencies (notes 8 and 18)
Subsequent events (notes 8(a), 8(c) and 20)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended		Nine months ended
		September 30.		September 30,
		2018	2017	2018	2017
	Note		(note 11)		(note 11)

General and administration expenses
Salaries and benefits		$689	$950	$2,374	$2,065
Professional fees		704	727	1,751	1,264
Office and other expenses		596	669	1,980	1,614
Share based compensation		989	165	3,574	446
Amortization		19	63	60	127

		2,997	2,574	9,739	5,516

Exploration expenses	12	2,632	1,900	8,317	4,854
Mine care and maintenance costs		-	3,006	-	6,123

Loss from operations		(5,629)	(7,480)	(18,056)	(16,493)

Finance expense		(1,376)	(1,149)	(2,908)	(3,084)
Finance income		181	335	2,898	643
Other income (expense)	13	(1,019)	3,532	6,239	30,014

Net income (loss) before tax		(7,843)	(4,762)	(11,827)	11,080
Deferred income tax expense		(309)	-	(1,691)	-
Net income (loss) from continuing operations		(8,152)	(4,762)	(13,518)	11,080
Loss from discontinued operation	11	(915)	(1,059)	(27,491)	(2,460)
Comprehensive income (loss)		$(9,067)	$(5,821)	$(41,009)	$8,620

Net income (loss) from continuing operations attributable to
Equinox Gold shareholders		$(7,881)	$(4,762)	$(13,230)	$11,080
Non-controlling interests		(271)	-	(288)	-
		$(8,152)	$(4,762)	$(13,518)	$11,080

Comprehensive income (loss) attributable to
Equinox Gold shareholders		$(8,736)	$(5,619)	$(40,023)	$9,062
Non-controlling interests		(331)	(202)	(986)	(442)
		$(9,067)	$(5,821)	$(41,009)	$8,620

Net income (loss) per share from continuing operations
Basic	15	$(0.02)	$(0.03)	$(0.03)	$0.08
Diluted		$(0.02)	$(0.03)	$(0.03)	$0.01

Comprehensive income (loss) per share
Basic		$(0.02)	$(0.03)	$(0.09)	$0.06
Diluted		$(0.02)	$(0.03)	$(0.09)	$0.00

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017

Cash provided by (used in)

Operations
Net income (loss) for the period	$(9,067)	$(5,821)	$(41,009)	$8,620
Adjustments for:
Share based compensation	989	165	3,574	446
Change in fair value of derivative liabilities	(4,733)	(1,965)	(19,267)	(27,650)
Unrealized foreign exchange loss (gain)	2,229	(1,308)	5,324	(626)
Finance expense	1,376	1,149	2,908	3,084
Interest paid	(1,703)	-	(2,260)	(604)
Impairment of held for sale assets	545	-	24,680	-
Impairment of value-added taxes receivable	3,916	-	3,916	-
Other	1,920	568	4,360	808
Changes in non-cash working capital:
Accounts receivable, prepaid expenses and deposits	617	(777)	2,959	(2,743)
Inventory	631	(1,315)	566	(2,851)
Accounts payable and accrued liabilities	(643)	776	(9,142)	490

	(3,923)	(8,528)	(23,391)	(21,026)
Investing
Capital expenditures	(25,227)	(5,596)	(63,878)	(6,972)
Proceeds from sale of marketable securities	-	1,050	1,971	1,644
Proceeds from Serabi Gold plc receivable	-	-	4,741	-
Other	(895)	(177)	(394)	887

	(26,122)	(4,723)	(57,560)	(4,441)
Financing
Proceeds from equity financing, net of issuance costs	-	4	14,750	61,440
Repayment of long-term debt	-	-	(800)	(20,827)
Proceeds from Sprott facility, net of cash financing fees paid	-	-	38,921	-
Restricted cash	(11,283)	-	(11,283)	-
Other	302	-	826	-

	(10,981)	4	42,414	40,613

Effect of foreign exchange on cash and cash equivalents	(1,095)	977	(5,874)	650

(Decrease) increase in cash and cash equivalents	(42,121)	(12,270)	(44,411)	15,796

Cash and cash equivalents, beginning of period	65,668	68,697	67,958	40,631
Cash and cash equivalents, end of period	$23,547	$56,427	$23,547	$56,427

Supplemental cash flow information (note 16)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars, except share amounts)

	Share Capital
	Shares	Amount	Foreign currency translation	Other reserves	Deficit	Non- controlling interests	Total
December 31, 2017 (as reported)	404,749,044	$383,297	$(752)	$13,372	$(38,371)	$8,131	$365,677
Adjustment on initial application of IFRS 9 and 15 (note 19)	-	-	-	122	(422)	-	(300)

December 31, 2017	404,749,044	383,297	(752)	13,494	(38,793)	8,131	365,377
Shares issued to settle debenture (note 8(b))	18,518,518	15,504	-	-	-	-	15,504
Shares issued on exercise of shareholder anti-dilution right (note 10(a))	21,000,000	15,239	-	-	-	-	15,239
Share issue costs	-	(489)	-	-	-	-	(489)
Advance subscriptions received	-	-	-	285	-	-	285
Shares issued on exercise of warrants, stock options and RSUs	2,740,752	3,210	-	(2,413)	-	-	797
Share-based compensation	-	-	-	3,574	-	-	3,574
Transfer of assets per Plan of Arrangement (note 4)	-	-	-	-	(7,395)	7,395	-
Disposal of interest in Koricancha Mill Joint Venture (note 11)	-	-	-	-	-	355	355
Net loss	-	-	-	-	(40,023)	(986)	(41,009)
Balance September 30, 2018	447,008,314	$416,761	$(752)	$14,940	$(86,211)	$14,895	$359,633

Balance December 31, 2016 (as reported)	67,482,953	$81,560	$(752)	$6,986	$(21,557)	$1,156	$67,393
Adjustment on initial application of IFRS 9 (note 19(b))	-	-	-	(492)	492	-	-

December 31, 2016	67,482,953	81,560	(752)	6,494	(21,065)	1,156	67,393
Shares issued on acquisition of Luna Gold Corp.	48,446,123	56,364	-	1,569	-	-	57,933
Shares issued in financings	41,709,586	48,526	-	-	-	-	48,526
Shares issued to settle debt	19,459,538	22,639	-	-	-	-	22,639
Shares issued on exercise of warrants, stock options and RSUs	852,812	1,027	-	(243)	-	-	784
Share issue costs	-	(1,481)	-	-	-	-	(1,481)
Share based compensation	-	-	-	666	-	-	666
Interest in Koricancha Mill Joint Venture	-	-	-	-	(86)	(112)	(198)
Net income (loss)	-	-	-	-	9,062	(442)	8,620
Balance September 30, 2017	177,951,012	$208,635	$(752)	$8,486	$(12,089)	$602	$204,882

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

5

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

1. NATURE OF OPERATIONS

Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. The Company changed its name from JDL Gold Corp. to Trek Mining Inc. on March 31, 2017 and from Trek Mining Inc. to Equinox Gold Corp. on December 22, 2017. Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbol “EQXFF” and “EQXWF”, respectively.

At September 30, 2018, the Company’s principal assets are its wholly-owned, past-producing Aurizona gold mine (“Aurizona” or “Aurizona Project”) in Maranhão, Brazil and its wholly-owned, past-producing Castle Mountain gold mine (“Castle Mountain”) in California, USA. On January 8, 2018, Equinox Gold announced that its Board of Directors had approved full-scale construction of Aurizona and the project was therefore reclassified as a development asset from its previous status of care and maintenance. In September 2018, the Company announced its intention to acquire the Mesquite Gold Mine in California from New Gold Inc. (“New Gold”) (note 20).

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

As at September 30, 2018, the Company had a cash and cash equivalents balance of $23.5 million, and $42 million of undrawn debt facilities. When combined, the Company believes this is sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

2. BASIS OF PREPARATION
(a) Statement of compliance and basis of presentation
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2017. Except as described in note 2(b), the accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual audited consolidated financial statements for the year ended December 31, 2017.
These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on October 30, 2018.
(b) Accounting changes
See note 19(a) and (b) for adoption of new accounting standards IFRS 15 and IFRS 9 that are effective January 1, 2018.

6

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

2. BASIS OF PREPARATION (CONTINUED)
(c) Accounting pronouncements not yet adopted
IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. The new standard introduces significant changes to how lessees account for leases and aims to bring most leases into which a lessee has entered on-balance sheet. IFRS 16 is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense, finance costs and classification of cash flows of these entities.

The Company has developed an inventory of contracts and has identified contracts that may contain a lease. At this time, it is not possible for the Company to make reasonable quantitative estimates of the effects of adoption of IFRS 16. The Company expects the time frame to develop the accounting policies, estimates and processes will continue into the fourth quarter of 2018.

IFRIC 23 - Uncertainty over Income Tax Treatments
On June 7, 2017, the IASB issued IFRIC Interpretation 23 (the “Interpretation”) - Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the Interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is in the process of assessing the impact the Interpretation will have on its consolidated financial statements.

3. USE OF JUDGMENTS AND ESTIMATES

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the   application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense.  Actual results may differ.  Except as noted below, significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2017.

In accounting for the transactions described in notes 4 and 11, the following judgments were applied:

7

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

3. USE OF JUDGMENTS AND ESTIMATES (CONTINUED)
Investments

Management applies judgment in assessing whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. The factors considered in the determination of whether or not the Company controls, jointly controls or significantly influences the investee include:

• The purpose and design of the investee entity;

• The ability to exercise power, through substantive rights, over the activities of the investee that significantly affect its returns;

• The size of the company’s equity ownership and voting rights, including potential voting rights;

• The size and dispersion of other voting interests, including the existence of voting blocks;

• Other investments in or relationships with the investee entity, including, but not limited to, current or possible board representation, loans and other types of financial support, material transactions with the investee, interchange of managerial personnel; and

• Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee, the Company accounts for the corresponding investment in equity interest at fair value.

4. SOLARIS COPPER SPIN-OUT

On August 3, 2018, pursuant to a plan of arrangement (the “Arrangement”) approved by the shareholders of Equinox Gold, the business of Equinox Gold was reorganized into two companies: Equinox Gold and Solaris Copper Inc. (“Solaris Copper”). Solaris Copper holds a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile and earn-in agreements for two early-stage copper prospects in Peru.

As a result of the Arrangement, common shares of Solaris Copper (the “Solaris Copper Shares”) were distributed to Equinox Gold shareholders through a return of capital such that each    shareholder received: (i) one new common share of Equinox Gold for each common share of Equinox Gold held; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox Gold held. Equinox Gold warrants, options and restricted share units were adjusted pursuant to the Arrangement to be exercisable into both companies.

Upon completion of the Arrangement, Equinox Gold’s shareholders collectively hold 60% of Solaris Copper Shares, with the remaining 40% interest held by Equinox Gold.  Due to the dispersion of shareholdings and the composition of the Solaris Copper Board and management team, the Company has determined that the transaction does not result in loss of control and therefore continues to consolidate Solaris Copper. The transaction represents a distribution of non-cash assets to non-controlling interests and is recognized at carrying value, without gain or loss, and resulted in an increase in non-controlling interests of $7.4 million with a corresponding increase in deficit.

8

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

4. SOLARIS COPPER SPIN-OUT (CONTINUED)
The closing of the Arrangement resulted in the following assets and liabilities being distributed to Solaris Copper on August 3, 2018:
Cash	$618
Accounts receivable and prepaid expenses	32
Exploration and evaluation assets	19,899
Property, plant and equipment	48
Accounts payable and accrued liabilities	(484)
$20,113

5. RESTRICTED CASH
Restricted cash are cash and cash equivalent amounts whose withdrawal or use under the terms of certain contractual agreements is restricted.
	Note	September 30, 2018	December 31, 2017
Credit facility financial covenant compliance	8(a)	$5,000	$-
Brazil income tax insurance bond collateral	18	6,283	-
		$11,283	$-

6. MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral Properties	Plant, Machinery and equipment	Pre- development assets	Construction in-progress	Computer and office equipment	Total
Cost
December 31, 2017	$72,592	$47,873	$44,194	$-	$223	$164,882
Transfers	-	-	(44,194)	44,194	-	-
Additions	-	546	-	81,653	33	82,232
Impairment	-	(1,335)	-	(206)	(13)	(1,554)
Disposals	-	(6,075)	-	(570)	(86)	(6,731)
September 30, 2018	$72,592	$41,009	$-	$125,071	$157	$238,829

Accumulated depreciation
December 31, 2017	$-	$1,167	$-	$-	$43	$1,210
Additions	-	2,359	-	-	69	2,428
Disposals	-	(1,145)	-	-	(31)	(1,176)
September 30, 2018	$-	$2,381	$-	$-	$81	$2,462

Net book value
December 31, 2017	$72,592	$46,706	$44,194	$-	$180	$163,672
September 30, 2018	72,592	38,628	-	125,071	76	236,367

As a result of the Board of Directors’ approval of full-scale construction at Aurizona in January 2018, the Company transferred $44.2 million related to early construction activities performed in 2017 at Aurizona from pre-development assets to construction-in-progress. During the nine months ended September 30, 2018, the Company capitalized to construction-in-progress $81.6 million of costs, which includes interest on the Aurizona Project debt totaling $2.1 million.

9

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

7. OTHER ASSETS
	September 30, 2018	December 31, 2017
Value-added taxes receivable	$1,361	$10,852
Long term receivable from Serabi Gold plc (note 8(c))	10,652	10,070
Long term receivable from Inca One (note 11)	7,436	-
Deferred financing costs	3,458	7,528
Consumable stores inventory	3,394	2,978
Reclamation bonds	253	253
Other receivables	453	488
	$27,007	$32,169
During the three and nine months ended September 30, 2018, the Company recognized impairment of value-added taxes receivable in Brazil of $3.9 million.

8. LOANS AND BORROWINGS
	Note	September 30, 2018	December 31, 2017
Credit facility	(a)	$49,771	$13,255
Debenture	(b)	17,109	29,370
Secured debt		-	836
		66,880	43,461
Less current portion		15,103	14,817
Long-term portion		$51,777	$28,644

(a) Credit Facility and production-linked liability

On December 18, 2017, through its wholly-owned subsidiary, Aurizona Goldfields Corp. (“AGC”), the Company closed a construction debt financing package with Sprott Private Resource Lending (Collector), L.P. (“Sprott”) for the construction of the Aurizona mine. The financing package is composed of an $85 million senior secured non-revolving credit facility (the “Credit Facility”), a production payment agreement and 8 million share purchase warrants issued to the lender. The Company made an initial draw of the Credit Facility of $15 million in December 2017. The draw was recognized initially at its fair value and subsequently at amortized cost with interest expense recognized at the effective interest rate of 12.5%. On initial recognition, the loan commitment for the remaining $70.0 million was recognized as deferred charges.

During May 2018, the Company drew an additional $40 million of the Credit Facility, bringing the total principal amount drawn to $55 million. The increase to loan payable as a result of the additional draws was $34.4 million, which is net of $4.5 million reallocated from deferred charges and $1.1 million of loan draw fees. The resulting effective interest rate on the total drawn portion of the credit facility is 15%. Principal and accrued interest on the facility are payable quarterly from September 30, 2019 to September 30, 2022 and quarterly principal repayments range from 3.5% to 10% of the total amount advanced.

As part of the financing package, the Company entered into a Production Payment Agreement (“PPA”) with Sprott, whereby the Company agreed to pay in cash a fixed $20 per ounce on 75% of the first 400,000 gold ounces produced at the Aurizona mine. The production-linked liability was initially recognized at fair value and subsequently at amortized cost based on an effective interest rate of 12.1%.

10

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

8. LOANS AND BORROWINGS (CONTINUED)
(a) Credit Facility and production-linked liability (continued)

Sprott, for its Credit Facility, and Sandstorm, for its debenture (note 8(b)) and royalty, are both creditors of Aurizona. Security provided for the Credit Facility includes: 1) general security in favour of Sprott; 2) blocked account agreements in favour of Sprott on bank accounts of Mineração Aurizona S.A. (“MASA”) and AGC; 3) fiduciary assignments to Sprott and Sandstorm of (i) all gold produced from Aurizona, (ii) all Aurizona machinery and equipment, and (iii) all MASA shares held by AGC; and 4) a mineral rights pledge agreement to Sprott and Sandstorm. In addition, Equinox Gold, Luna Gold Corp. (“Luna”) (a company acquired by Equinox Gold) and MASA guaranteed the obligations arising out of the Credit Facility and production payment agreement.

The Credit Facility is subject to conditions and covenants, including maintenance of minimum cash and working capital balances. As at September 30, 2018, the Company is in compliance with these covenants.

On October 11, 2018, the Company drew $20 million of the remaining Credit Facility resulting in total principal drawn of $75 million.
(b) Debenture
At December 31, 2017, the Company had a $30 million debenture with Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Debenture”). The Sandstorm Debenture bears interest at a rate of 5% per annum and was repayable in three equal annual tranches of $10 million plus outstanding accrued interest beginning June 30, 2018. The Company has the right to repay the principal and interest owing on each repayment date with common shares of the Company. The number of common shares to be issued is determined based on the principal and interest to be repaid divided by the higher of C$0.90 per share and the 20-day volume weighted average Canadian dollar trading price of the Company’s common shares (the “Conversion Price”) provided that Sandstorm owns less than 20% of the outstanding common shares of the Company after such share issuance.
On January 3, 2018, Sandstorm sold to Ross Beaty, who was appointed the Company’s Chairman on January 4, 2018, $15.0 million principal of the Sandstorm debenture. In connection with this transaction, the Company agreed to amend the Sandstorm Debenture such that the $15.0 million principal purchased by Mr. Beaty was settled immediately via conversion to 18,518,518 Equinox Gold common shares. The Sandstorm Debenture was also modified on January 3, 2018, such that: (i) $3.9 million of outstanding accrued interest was added to the remaining principal; (ii) the June 30, 2018 instalment payment was eliminated; (iii) the June 30, 2019 instalment payment is $9.0 million principal plus outstanding accrued interest; and (iv) the final instalment payment on June 30, 2020 is $9.9 million principal plus outstanding accrued interest. No financing costs were incurred in respect of the transaction.
The Company recognized a loss of $1.3 million on settlement of $15.0 million principal of the Sandstorm Debenture, which was determined by the difference between the $15.5 million fair value of the shares issued and the carrying value of the portion of the debenture extinguished. The carrying value of the portion extinguished was determined based on the relative fair values of the settled and outstanding portions of the Sandstorm Debenture as of January 3, 2018.
The Company determined the amendments to the Sandstorm Debenture did not result in a substantial modification of the instrument. At September 30, 2018, the carrying value of principal and accrued interest due is $17.1 million. Interest on the Sandstorm Debenture is recognized at the effective interest rate of 11.45% which amortizes the difference between the carrying value and the principal amount over the term to maturity.

11

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

8. LOANS AND BORROWINGS (CONTINUED)
(c) Standby Loan

At the time of its acquisition by Equinox Gold on December 22, 2017, Anfield Gold Corp. (“Anfield”) and its largest shareholder and the Company’s current Chairman, Ross Beaty, offered future support to ensure cash receivable from Serabi Gold plc (“Serabi”) (note 7) in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering in to a standby loan arrangement (the “Standby Loan”) with Mr. Beaty, wherein he will make available up to $12 million that can be used by the Company for the continued development, construction and general working capital requirements of the Aurizona.

The remaining $12 million receivable from Serabi is not due until December 2019 and, when received, will be used to repay any amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume security the Company holds for its $12 million receivable from Serabi.

The Standby Loan bears interest at 8% per annum, is subject to a drawdown fee of 1% and standby fee of 1% and has an availability period from October 4, 2018 to December 20, 2019. Principal and accrued interest is payable upon receipt of the Coringa Disposal receivable.

On October 4, 2018, the Company drew the full amount of the Standby Loan. The Company incurred financing costs of $0.1 million in respect to the Standby Loan, which have been recorded as deferred financing costs as of September 30, 2018.

9. DERIVATIVE LIABILITIES
The functional currency of the Company is the US dollar. As the exercise price of certain of the Company’s share purchase warrants is fixed in Canadian dollars, these warrants are considered a derivative as a variable amount of cash in the Company’s functional currency will be received on exercise. Accordingly, these share purchase warrants are classified and accounted for as a derivative liability at fair value through net income or loss.
The fair value of the warrants is determined using the Black Scholes option pricing model at the period end date or the market price on the TSX-V for warrants that are trading.
The fair value of 41.5 million non-traded warrants was calculated with the following weighted average assumptions:
	September 30, 2018	December 31, 2017
Risk-free rate	2.1%	1.7%
Expected life	2.5 years	3.1 years
Expected volatility	50.5%	68.2%
Expected dividend	0.0%	0.0%
Share price (C$)	$0.96	$1.12
The fair value of 80.5 million traded warrants was based on the market price of C$0.15 per warrant on September 30, 2018 (December 31, 2017 - C$0.33).

12

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

10. SHARE CAPITAL
(a) Authorized and issued
The Company is authorized to issue an unlimited number of common shares with no par value. At September 30, 2018, 447.0 million common shares were issued and outstanding.
On January 16, 2018 , Pacific Road Resources Funds (“Pacific Road”) exercised its pre-existing non-dilution rights in connection with the acquisitions of NewCastle Gold Ltd. and Anfield Gold Corp. in December 2017, resulting in the issuance of 21.0 million common shares for gross proceeds of $15.2 million (C$19.2 million). The Company incurred $0.5 million in share issuance costs.
(b) Share purchase options
During the three and nine months ended September 30, 2018, the Company granted 2.7 million share purchase options to directors, officers, employees and consultants of the Company. The fair value of options granted was determined using the Black Scholes option pricing model using the following weighted average assumptions:
Exercise price (C$)	$1.15
Risk-free interest rate	2.1%
Volatility	68.6%
Dividend yield	0.0%
Expected life	4.8 years

At September 30, 2018, the Company had the following options issued and outstanding:
Options Outstanding				Options Exercisable
Range of exercise price (C$)(1)	Number of shares issuable	Weighted average exercise price (C$)(1)	Weighted average remaining contractual life (years)	Number of shares issuable	Weighted average exercise price (C$)(1)
$0.43 - $0.99	6,443,900	$0.61	2.49	6,299,615	$0.61
$1.00 - $1.99	5,678,160	1.14	3.95	3,319,000	1.18
$2.00 - $2.99	783,105	2.67	2.19	783,105	2.67
$3.00 - $3.99	1,793,575	3.39	1.86	1,793,575	3.39
$4.00 - $14.03	23,758	9.61	0.61	23,758	9.61
	14,722,498			12,219,053
(1) Exercise prices reflect adjustments applied pursuant to the Arrangement (note 4).

The weighted average exercise price of options exercisable at September 30, 2018, was C$1.32. During the three and nine months ended September 30, 2018, 0.1 million and 0.4 million options were exercised, respectively (three and nine months ended September 30, 2017 - 0.1 million).

13

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

10. SHARE CAPITAL (CONTINUED)
(c) Share purchase warrants
At September 30, 2018, the Company had the following shares issuable for share purchase warrants issued and outstanding:
Range or exercisable price (C$)(1)	Number of shares issuable	Weighted average exercise price (C$)	Expiry dates
$0.73 - $0.99	18,162,272	$0.89	June 2020 - May 2021
$1.00 - $1.99	17,736,407	1.12	June 2020 - May 2023
$2.00 - $2.99	4,909,670	2.40	April 2019 - August 2021
$3.00 - $3.99	80,466,919	3.00	October 2021
$4.00 - $4.64	679,050	4.17	June 2020 - July 2020
	121,954,318

(1)	Pursuant to the Arrangement (note 4), Equinox Gold will receive nine-tenths of the proceeds from the exercise of each warrant and remaining proceeds will be paid to Solaris Copper. Exercise prices of the warrants were not adjusted.

During the nine months ended September 30, 2018, 0.6 million warrants were exercised (nine months ended September 30, 2017 - 0.6 million) and 1.6 million warrants expired (three and nine months ended September 30, 2017 - 0.6 million).

(d)

Restricted share units

During the three and nine months ended September 30, 2018, the Company granted 0.3 million and 3.2 million restricted share units (“RSUs”), respectively (three and nine months ended September 30, 2017 - nil) and 0.1 million performance based RSUs (“pRSUs”) (three and nine months ended September 30, 2017 - nil) to officers and employees. The pRSUs vest on the dates when gold is first poured at Aurizona and when Aurizona reaches commercial production. The fair value of RSUs and pRSUs was determined based on the Company’s share price on the date of issuance. The weighted average share price for RSUs and pRSUs granted in the period was C$1.28.

During the three and nine months ended September 30, 2018, the Company granted 4.0 million pRSUs to the Company’s Chairman, Ross Beaty, which have a fair value of $1.9 million. Vesting of these pRSUs is based on the Company’s share price reaching specified levels as determined by the Board of Directors. The term to expiry is five years and any shares issued in connection with the grant have a mandatory hold period of two years.

The number of shares issued upon vesting of these pRSUs is determined by multiplying the number of pRSUs granted by an adjustment factor, which ranges from 0 to 3.0 based on the share price achieved by the Company. The estimated fair value of the pRSUs is amortized on a straight-line basis over the expected performance period.

During the three and nine months ended September 30, 2018, the Company issued 0.5 million and 1.7 million common shares, respectively, for RSUs and pRSUS that vested in the period (three and nine months ended September 30, 2017 - 0.2 million). At September 30, 2018, the Company had 2.9 million RSUs and 5.7 million pRSUs outstanding.

14

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

11. DISCONTINUED OPERATION

On August 21, 2018, the Company completed the sale of the Company’s interest in the Koricancha Mill Joint Venture to Inca One Gold Corp. (“Inca One”) and the settlement of the related 3.5% gold stream obligation for gross consideration of C$15.9 million ($12.1 million) as follows:

•	51.3 million common shares of Inca One (representing a 19.99% interest) valued at $2.0 million;
•	A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;
•	Payments of up to $2.2 million related to certain recoverable taxes of Koricancha, contingent on collection of these amounts by Inca One over a five year period; and
•	A working capital adjustment payment of $1.1 million payable in cash to Equinox Gold three years from closing.

Inca One’s option to settle certain payments in common shares is subject to the Company not owning more than 19.99% of Inca One subsequent to such settlement.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha was extinguished with payment to the stream holder of: (i) 51.3 million common shares of Inca One valued at $2.0 million and issued directly to the stream holder by Inca One; and (ii) $1.9 million in cash two years from closing to be paid by the Company to the stream holder. The Company has accounted for $1.9 million it is required to pay as a cost to sell Koricancha. The Company granted to the stream holder a put option, which, if exercised, would require the Company to purchase from the stream holder the above-mentioned Inca One shares issued on settlement of the stream at a price of C$0.068 per Inca One common share. The put option is exercisable from August 21, 2021 until such time all of the Inca One shares have been either put back to the Company or sold by the stream holder. Exercise of the put option is subject to the Company not owning more than 19.99% of Inca One subsequent to such exercise.

The fair value of the net consideration totalled $7.7 million which includes the fair value of the common shares of Inca One received by the Company, the fair value of the future cash payments to be received for the promissory note, working capital adjustment payment and recoverable tax payment and the future cash payment to the stream holder, discounted at 10% per annum.

As at June 30, 2018, the Company had classified the assets and liablities of Koricancha as assets and liabilities held for sale and measured the asset group at the lower of carrying value and its estimated fair value less costs to sell (“FVLCS”) which resulted in an impairment charge of $24.1 million recognized during the three months ended June 30, 2018. The net loss from discontinued operations for the three months ended September 30, 2018 includes the change in estimated FVLCS from June 30, 2018 to the final purchase consideration received, less disposal costs incurred in the period.

Consideration, net of costs to sell	$7,731
Less: Carrying value of Koricancha net assets as of August 20, 2018	(8,248)
Other closing adjustments	(28)
Impairment recognized for the three months ended September 30, 2018	(545)
Impairment recognized for the three months ended June 30, 2018(1)	(24,135)
Total impairment for the nine months ended September 30, 2018	$(24,680)
(1) Includes $22.6 million impairment of Goodwill.

15

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

11. DISCONTINUED OPERATION (CONTINUED)

The amounts of net loss from Koricancha for the three and nine months ended September 30, 2018 are set out below. The net loss for the respective comparative periods in 2017 from discontinued operations has been re-presented to classify Koricancha as discontinued.

Three months ended September 30,			Nine months ended September 30,
	2018	2017	2018	2017
Revenues	$4,093	$4,029	$17,284	$9,808
Operating costs	(3,753)	(4,287)	(19,346)	(10,111)
Amortization	(115)	(147)	(420)	(397)
Impairment	(545)	(462)	(24,680)	(1,134)

Loss from operations	(320)	(867)	(27,162)	(1,834)
Other income (expense)	(595)	(192)	(329)	(626)
Net loss from discontinued operation	$(915)	$(1,059)	$(27,491)	$(2,460)

Net loss from discontinued operation attributable to:
Equinox Gold shareholders	(854)	(858)	(26,793)	(2,018)
Non-controlling interests	(61)	(201)	(698)	(442)
	$(915)	$(1,059)	(27,491)	$(2,460)

Loss per share from discontinued operation attributable to Equinox Gold shareholders - basic and diluted	$(0.00)	$(0.00)	(0.06)	$(0.01)

The comparative cash flows have not been re-presented to include Koricancha as a discontinued operation in any period. The cash flows from discontinued operation for the periods presented are set out below.

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net cash flows from operating activities	$544	(1,871)	(2,024)	(5,842)
Net cash flows from investing activities	(7)	(166)	(236)	(402)
Net cash inflows (outflows)	$537	(2,037)	(2,260)	(6,244)

12. EXPLORATION EXPENDITURES
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Drilling	$167	$683	$1,086	$1,661
Prefeasibility study	410	500	1,147	1,298
Project personnel	860	276	2,634	642
Field and general	1,167	429	3,163	899
Concession fees	28	12	287	354
	$2,632	$1,900	$8,317	$4,854
During the three and nine months ended September 30, 2018, the Company spent $1.6 million and $5.1 million, respectively, at Castle Mountain.

16

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

13. OTHER INCOME (EXPENSE)
The Company’s other income and expenses are as follows:
Three months ended September 30,			Nine months ended September 30,
	2018	2017	2018	2017
Change in fair value of derivative liabilities (note 9)	$4,733	$1,965	$19,267	$27,650
Change in fair value of marketable securities	5	150	(502)	830
Loss on settlement of debt (note 8(b))	-	-	(1,299)	-
Foreign exchange gain (loss)	(635)	1,128	(5,908)	1,254
Impairment of value-added taxes receivable (note 7)	(3,916)	-	(3,916)	-
Other income (expense)	(1,206)	289	(1,403)	280
	$(1,019)	$3,532	$6,239	$30,014

14. SEGMENTED INFORMATION
Information about the Company’s assets and liabilities by business segment is as follows:
Aurizona	Castle Mountain	Other	Corporate	Total
September 30, 2018
Total assets	$284,754	$135,006	$35,690	$30,793	$486,243
Total liabilities	(86,476)	(977)	(146)	(39,011)	(126,610)

December 31, 2017
Total assets	$233,804	$136,395	$73,991	$42,133	$486,323
Total liabilities	(41,561)	(4,248)	(5,873)	(69,264)	(120,946)

Information about the Company’s non-current assets by jurisdiction is detailed below:
September 30, 2018	December 31, 2017
Brazil	$261,985	$188,732
United States	134,387	134,475
Peru	-	31,578
Canada	40,005	25,357
Mexico	19,460	19,460
Ecuador	189	189
Chile	263	263
$456,289	$400,054

17

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

15. EARNINGS (LOSS) PER SHARE
Earnings (loss) per share from continuing operations, calculated on a basic and diluted basis, is as follows:
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Net income (loss) per share
Basic	$(0.02)	$(0.03)	$(0.03)	$0.08
Diluted	(0.02)	(0.03)	(0.03)	0.01

Net income (loss) available to common shareholders - basic	$(7,881)	$(4,762)	$(13,230)	$11,080
Adjustment to net income for dilutive securities	-	-	-	(8,952)
Net income (loss) available to common shareholders - diluted	$(7,881)	$(4,762)	$(13,230)	$2,128

Weighted average shares outstanding - basic	446,483,534	177,845,226	442,669,459	141,473,414
Dilutive securities:
Warrants	-	-	-	2,764,262
Stock options	-	-	-	685,045
RSUs	-	-	-	381,157
Weighted average shares outstanding - diluted	446,483,534	177,845,226	442,669,459	145,303,878

Weighted average shares excluded (as anti-dilutive)	12,952,433	8,647,963	22,572,945	5,064,012

16. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and nine months ended September 30, the Company conducted the following non-cash investing and financing transactions:
	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
Shares issued to settle debenture	$-	$-	$15,504	$-
Non-cash changes in accounts payable in relation to capital expenditures	10,593	-	12,566	-
Shares, options, warrants and RSUs issued on acquisition of Luna	-	-	-	76,817
Shares and warrants issued to settle debt	-	-	-	25,516

18

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

16. SUPPLEMENTAL CASH FLOW INFORMATION (CONTINUED)
Changes in loans and borrowings arising from investing and financing activities during the nine-month periods ended September 30 were as follows:
	September 30, 2018	September 30, 2017
Balance, beginning of period	$43,461	$-
Debt assumed in acquisition of Luna	-	73,103
Carrying value of debt extinguished by issuance of shares	(14,278)	(25,516)
Draws from Sprott facility, net of deferred financing costs	34,381	-
Accretion and accrued interest	4,116	2,064
Cash repayment of long-term debt	(800)	(20,827)
Balance, end of period	$66,880	$28,824

17. FAIR VALUE MEASUREMENTS

As at September 30, 2018, marketable securities and traded warrants are measured at fair value using Level 1 inputs and non-traded warrants are measured at fair value using Level 2 inputs. The fair value of the debenture and secured debt, for disclosure purposes, are determined using Level 2 inputs. The fair value of the Credit Facility and production-linked liability are determined using Level 3 inputs. The carrying values of cash and cash equivalents, accounts receivable, receivable from Serabi Gold plc (“Serabi”), reclamation bond, and accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.

The fair value of marketable securities is measured based on the quoted market price of the related common shares at each reporting date, and changes in fair value are recognized in net income (loss).

The fair value of the traded warrants is measured based on the quoted market price of the warrants at each reporting date.  The fair value of the non-traded warrants is determined using an option pricing formula (note 9).

The fair value of the debenture for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of the cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The fair value of the Credit Facility was determined using the Hull White valuation model. Key inputs include the US dollar swap curve, at-the-money swaption volatilities and the Company’s credit spread.

The fair value of the production-linked liability was determined using a discounted cash flow model. Key inputs to the model include the Aurizona production profile, the US dollar swaps curve and the Company’s credit spread.

There were no transfers between fair value levels during the periods presented.

19

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

17. FAIR VALUE MEASUREMENTS (CONTINUED)
The following table provides the fair value of each classification of financial instrument:
	September 30, 2018	December 31, 2017
Financial assets:
Loans and receivables
Cash and cash equivalents	$23,547	$67,958
Restricted cash	11,283	-
Receivable from Serabi - current portion	-	4,925
Receivable from Serabi - long-term portion	10,652	10,070
Receivable from Inca One	7,436	-
Other receivables	360	2,518
Reclamation bonds included in other assets	253	253
Marketable securities	2,027	3,327
Total financial assets	55,558	89,051

Financial liabilities at FVTPL:
Traded warrants	$9,337	$21,174
Non-traded warrants	8,923	16,610
Other:
Accounts payable and accrued liabilities	18,480	15,156
Debenture	17,842	29,959
Secured debt	-	836
Credit facility	53,206	13,789
Production-linked liability	4,849	4,441
Other long-term liabilities	1,437	-
Total financial liabilities	$114,074	$101,965

18. COMMITMENTS AND CONTINGENCIES
At September 30, 2018, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings and accrued interest	$91,735	$18,731	$29,380	$20,525	$23,099	$-	$-
Accounts payable and accrued liabilities	18,480	18,480	-	-	-	-	-
Production-linked payments	6,000	1,326	2,156	2,253	265	-	-
Reclamation obligations(1)	9,898	-	-	-	-	-	9,898
Purchase commitments	27,110	24,092	2,760	218	40	-	-
Lease commitments	395	245	146	4	-	-	-

(1)       Amount represents undiscounted future cash flows.

In March 2018, the Company awarded a mining contract for the Aurizona Project. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. Included in purchase commitments due within one year are Aurizona construction-related purchase commitments totaling $16.3 million through the end of 2018.

20

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

18. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies   will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its condensed consolidated interim financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of September 30, 2018, the Company recorded a legal provision for these items totaling $2.9 million which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. As of September 30, 2018, the Company has recorded restricted cash of $6.3 million in relation to an insurance bond for a tax assessment in the appeals process. The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.

19. ADOPTION OF NEW IFRS PRONOUNCEMENTS
The Company has adopted the new IFRS pronouncements listed below as at January 1, 2018, in accordance with the transitional provisions outlined in the respective standards and described below. The adoption of these new IFRS pronouncements has resulted in adjustments to previously reported figures as outlined below.

21

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

19. ADOPTION OF NEW IFRS PRONOUNCEMENTS (CONTINUED)
(a) IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018. Comparative periods have not been restated.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. The timing of recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 2(b) of the annual audited consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the product has shipped.

The Company’s only revenue generating unit was its discontinued operation, which is party to a metal sales arrangement that was terminated as part of the disposal of the discontinued operation (note 11).

Based on the Company’s analysis, the timing of when the performance obligation is satisfied and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

The Company determined the metal sales arrangement entered into by the discontinued operation to fund its original construction includes a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. There is no significant impact of adoption of IFRS 15 for the three and nine months ended September 30, 2018.

(b) IFRS 9, Financial Instruments (“IFRS 9”)

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a full retrospective approach in restating our prior period financial information. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

22

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

19. ADOPTION OF NEW IFRS PRONOUNCEMENTS (CONTINUED)
(b) IFRS 9, Financial Instruments (“IFRS 9”) (continued)
IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.
For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.
IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial assets are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial assets. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.
Classification and measurement changes
The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:
Financial asset	New classification under IFRS 9	Previous classification under IAS 39
Cash and cash equivalents Accounts receivable and deposits Reclamation bonds Other receivables	Amortized cost	Loans and receivables - amortized cost
Marketable securities Long term investment	Fair value through profit or loss	Available for sale
Financial liability	New classification under IFRS 9	Previous classification under IAS 39
Accounts payable and accrued liabilities Loans and borrowings Production-linked liability Other long-term liabilities	Financial liabilities - amortized cost	Other financial liabilities - amortized cost
Derivative liabilities	Fair value through profit or loss	Fair value through profit or loss

23

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

19. ADOPTION OF NEW IFRS PRONOUNCEMENTS (CONTINUED)
(b) IFRS 9, Financial Instruments (“IFRS 9”) (continued)
There has been no change in the carrying value of the Company’s financial instruments resulting from the changes to the measurement categories in the table noted above.
Marketable securities
We did not make the irrevocable classification choice to record fair value changes on our portfolio of marketable securities through other comprehensive income which differs from our accounting policy prior to adoption. We reclassified $0.1 million related to unrealized losses on the change in fair value of marketable equity securities from accumulated other comprehensive income to deficit as at December 31, 2017 (December 31, 2016 - $0.5 million gain). For the three and nine months ended September 30, 2017, we reclassified $0.3 million loss and $0.1 million gain, respectively from comprehensive income to net income (loss). Subsequent changes in the fair value of marketable securities are recorded in net income (loss).
Expected credit losses
Credit risk arises from cash, cash equivalents and certain receivables. While the Company is exposed to credit losses due to the non-performance of our counterparties, other than amounts receivable from Serabi and Inca One, there are no significant concentrations of credit risk and the Company does not consider this to be a material risk.
The Company’s primary counterparties related to its cash and cash equivalents carry investment-grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. The Company did not record an adjustment relating to the implementation of the expected credit loss model for its cash and cash equivalents.
The Company has reviewed expected credit losses on its receivables on transition to IFRS 9. Based on the analysis, the Company determined no adjustment was required as a result of implementation of the expected credit loss model.

20. SUBSEQUENT EVENTS
(a) Mesquite acquisition

The Company completed the acquisition of the Mesquite Gold Mine in California from New Gold for cash consideration of $158 million (the “Acquisition”) on October 30, 2018 (the “Closing Date”).  The Acquisition was completed through the purchase of the following New Gold subsidiaries: NewGold Mesquite Inc., Western Goldfields (USA) Inc., and Western Mesquite Mines Inc. (collectively, “Mesquite”). Equinox has also agreed to distribute to New Gold an Alternative Minimum Tax (“AMT”) credit in Mesquite outstanding as of the Closing Date as the amounts are realized.

The transaction costs related to the Acquisition, incurred as at September 30, 2018, totaling $0.5 million are included in finance costs in the statement of comprehensive income (loss). As at the date of these condensed consolidated interim financial statements, the initial accounting for the acquisition of Mesquite is not complete and the Company has not completed its preliminary analysis of the fair values of the assets acquired and the liabilities assumed on October 30, 2018.

To fund the acquisition of Mesquite, the Company arranged the following debt and equity financings.

24

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

20. SUBSEQUENT EVENTS (CONTINUED)
(a) Mesquite acquisition (continued)

$100 million syndicated credit agreement

On October 30, 2018, the Company entered into a definitive credit agreement through its wholly-owned United States subsidiary, Solius AcquireCo Inc. (“Solius AcquireCo”) with a syndicate of lenders led by Bank of Nova Scotia to provide a $100 million secured acquisition credit facility (the “Scotia Credit Facility”), the cash proceeds of which were used for the Mesquite Mine acquisition (the “Acquisition”).

The Scotia Credit Facility has a four-year term, incurs interest at an annual rate, for the first six months, of 3.75% plus US 3-month LIBOR, such rate to fluctuate thereafter based on a leverage ratio, and will be repaid in equal quarterly installments commencing six months after completion of the Acquisition.

The Scotia Credit Facility is secured by a first-ranking security of all Mesquite Mine property and assets and by a first-ranking pledge of the shares Solius AcquireCo.

$20 million credit facility

On October 30, 2018, the Company entered into a definitive credit facility through its wholly-owned United States subsidiary, Solius HoldCo Inc. (“Solius HoldCo”) with Sprott Private Resource Lending (Collector), LP (“Sprott”) to provide a $20 million secured credit facility (the “Sprott Facility”), the cash proceeds of which were used for the Acquisition.

The Sprott Facility has a 4.25 year term ending March 31, 2023 and incurs interest at an annual rate of 6.5% plus the greater of US 3-month LIBOR or 1.5% and will be repaid by way of nine equal quarterly principal repayments commencing December 31, 2020.

In the event the Sprott Facility remains outstanding on the second anniversary of the Closing Date, an additional interest payment of $2.0 million will be due to Sprott. The amount will be payable in either cash or units, at the option of Sprott, with each unit consisting of one common share and one-half share purchase warrant.

The Sprott Facility is secured by a guarantee by Equinox Gold, a second-ranking security of all Mesquite Mine property and assets, and a first-ranking pledge of the shares of Solius HoldCo.

In connection with the Sprott Facility, Equinox Gold issued to Sprott 1.75 million common shares.

An amendment of the existing credit facility between the Company’s wholly-owned subsidiary, Aurizona Goldfields Corp., and Sprott was required in connection with the Credit Facility and provided for the issuance of 875,000 warrants to purchase common shares of the Company to Sprott at an exercise price of C$1.14, for a term of 4.25 years.

Both the Scotia Credit Facility and the Sprott Facility are subject to customary non-financial covenants, as well as financial covenants related to maximum leverage and interest coverage.

25

Notes to Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2018 and 2017

(Unaudited, expressed in thousands of United States dollars, except share and per share amounts)

20. SUBSEQUENT EVENTS (CONTINUED)
(a) Mesquite acquisition (continued)

Private placements

On October 12, 2018, the Company closed brokered and non-brokered private placements (collectively, the “Private Placements”) of subscription receipts (the “Subscription Receipts”) to fund the Acquisition. The Subscription Receipts were priced at C$0.95 each for aggregate gross proceeds of approximately $75 million (C$97.5 million). Each Subscription Receipt entitled the holder to receive one common share (a “Common Share”) of Equinox Gold upon satisfaction of certain conditions (the “Release Conditions”), which were achieved on closing of the Acquisition. The Common Shares issued upon conversion of the Subscription Receipts are subject to a four-month hold period expiring February 12, 2019.

Ross Beaty, Equinox Gold’s Chairman and largest shareholder, invested $10 million in the Private Placements to purchase an additional 13,684,211 Common Shares.

The brokered Private Placement consisted of 34,215,000 Subscription Receipts issued pursuant to an underwriting agreement entered into with a syndicate of banks (collectively, the “Underwriters”). The non-brokered Private Placement consisted of 68,416,603 Subscription Receipts issued pursuant to subscription agreements with investors. In connection with the brokered Private Placement, the Company agreed to pay the Underwriters, subject to certain adjustments, a cash fee of 5% of the gross proceeds of the brokered Private Placement on satisfaction of the Release Conditions. In connection with the non-brokered Private Placement, upon satisfaction of the Release Conditions, the Company paid fees totalling approximately $0.6 million to certain arms length finders.

(b) Freeport option agreement

On October 18, 2018, Solaris Copper announced that its wholly-owned subsidiary, Minera Ricardo Resources Inc. SA. (“MRRI”), had entered into a definitive earn-in option agreement (the “Option Agreement”) with Minera Freeport-McMoRan South America Limitada (“Freeport”) with respect to Ricardo.

The Option Agreement provides for a three-staged process by which Freeport can earn up to an 80% interest in the Ricardo property for gross expenditures of $130 million or $30 million plus the delivery of a feasibility study for a mine at Ricardo.

26